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                               April 16, 2021

       Mark D. Ein
       Chief Executive Officer
       Capitol Investment Corp. V
       1300 17th Street North
       Suite 820
       Arlington, VA 22209

                                                        Re: Capitol Investment
Corp. V
                                                            Registration
Statement on Form S-4
                                                            Filed March 19,
2021
                                                            File No. 333-254470

       Dear Mr. Ein:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Q: I am a Capitol warrant holder. Why am I receiving this proxy statement/consent solicitation statement/prospectus?, page xiv

   1. Please revise to state that immediately after the business combination, warrant holders will not be able to exercise
their warrants for a period, and include a cross reference to the risk factor "We are not
registering the shares of New Doma Common Stock issuable upon exercise of the
warrants" on page 25.
       Structure of the Business Combination, page 2

   2. Please revise the diagrams on page 2 to indicate the percentages of voting and economic interests for each of
the stakeholders.
 Mark D. Ein
FirstName   LastNameMark
Capitol Investment  Corp. VD. Ein
Comapany
April       NameCapitol Investment Corp. V
       16, 2021
April 216, 2021 Page 2
Page
FirstName LastName
Consideration to Capitol Holders, page 4

3. Disclose here the formula by which Class B Common Stock of Capitol will convert into shares of New Doma Common Stock, or provide a cross reference to such a discussion.
Subscription Agreements, page 5

4. Please identify the PIPE Investors referenced in this section. Please also refile the
         Subscription Agreement filed as Exhibit 10.5 to identify the Subscribers who signed the agreement.
The Capitol Board of Directors' Reasons for Approval of the Business Combination, page 8

5. Please balance your discussion of the positive factors considered by the Board of
         Directors by summarizing the uncertainties and risks and other potentially negative factors concerning the Business Combination considered by the Board of Directors as discussed on pages 86-87.
The provisions of the Proposed Certificate of Incorporation requiring exclusive forum, page 35

6. Please reconcile the statement that the Proposed Certificate of Incorporation "will provide that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising under the Securities Act" with Section 10.1 of the Proposed Certificate of
         Incorporation, which states that "the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933." Please also reconcile references in the risk factor disclosure to the federal district court for the District of Delaware or other state courts of the State of Delaware having jurisdiction in the event that the Chancery Court does not have jurisdiction and that the Proposed Certificate of Incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction with the Proposed Certificate of Incorporation in Annex B which does not include such provisions.
If the security of the personal information that we (or our vendors) collect, store or process is compromised, page 47

7. We note your statement that you have previously been the target of cyber attacks. Please disclose whether any such breaches were material to your business. Refer to CF
         Disclosure Guidance: Topic No. 2 - Cybersecurity, and Commission Statement and
         Guidance on Public Company Cybersecurity Disclosures, Release No. 33-10459.
Background of the Transactions, page 80

8.       Please disclose Citi   s valuation of Doma and the metrics Citi
utilized, as discussed on
         page 82.
 Mark D. Ein
FirstName   LastNameMark
Capitol Investment  Corp. VD. Ein
Comapany
April       NameCapitol Investment Corp. V
       16, 2021
April 316, 2021 Page 3
Page
FirstName LastName
Certain Forecasted Financial Information for Doma, page 88

9. Please disclose a citation, and link if available, to the Mortgage Bankers Association's forecasts that Doma's market share would increase "from less than 1% in 2020 to less than
         5% in 2023." Please also provide us with a copy of the forecast that supports this assumption.
10. Please remove the statement on page 88 that "You are cautioned not to rely on the forecasts" and the statement on page 89 that "reliance should not be placed on the forecasts." Investors are entitled to rely on the disclosure in the prospectus.
Comparable Company Analysis, page 89

11. Please disclose Doma's ratio of enterprise value over estimated 2022 adjusted gross profit,
         Doma's forecasted 2022 Gross Profit Margin and 2022 Gross Profit Growth %.
12. Please disclose why Metromile, Lemonade, and Root are considered comparable companies given how different title insurance is from the insurance products
         that Metromile, Lemonade, and Root sell. We note for example that, unlike other forms of insurance, title insurance does not involve recurring premiums. Similarly, disclose why you chose Opendoor as a comparable company; unlike Doma, Opendoor is focused on investing in real estate and owns real estate inventory. Discuss why you chose to rely on a comparable company analysis as opposed to another analysis, given the differences between these business models and Doma's business model.
13. Disclose how the enterprise values for the comparable companies was determined, and as of what date. In this regard we note significant volatility in the market value of the companies you used.
Closing Conditions, page 129

14. Please revise to specify the "related agreements and transactions" that must be approved by the respective stockholders of Capitol and Doma as a condition to closing. Please also include the minimum cash condition in the list of closing conditions on page 129.
Unaudited Pro Forma Condensed Combined Financial Information, page 134

15. We note you have a $13.9 million adjustment for Sponsor Covered Shares subject to vesting, contingent upon the price of New Doma Common Stock exceeding certain thresholds. Please tell us the following concerning this adjustment:
             Given the contingent nature of the adjustment, how the adjustment meets the criteria to be presented as a Transaction Accounting Adjustment. Refer to Rule 11-02(a) of
              Regulation S-X;
             Expand on the assumptions provided in Note 5 on page 144 used in the preliminary valuation (expected volatility, risk-free interest rate) to provide as many specifics as possible regarding the calculation; and
             Provide an update, as applicable, to the fair value since this preliminary fair value
 Mark D. Ein
Capitol Investment Corp. V
April 16, 2021
Page 4
              was determined.
16. We note you have a $2.3 million adjustment for expected additional transaction-related expenses to New Doma post-Closing. Please tell us us how this adjustment meets the criteria to be presented as a Transaction Accounting Adjustment under Rule 11-02(a)(6)
         of Regulation S-X.
6. Liability for loss and loss adjustment expenses, page F-40

17. Please revise your next amendment to include a discussion of the reasons for the favorable prior year development for both 2020 and 2019 herein and in the Results of Operations narrative on page 184.
Doma Holdings, Inc.
Notes to Consolidated Financial Statements
Note 15. Commitments and Contingencies, page F-52

18. We note your risk factor on pages 53-54 concerning potential litigations and legal proceedings. Please tell us, and revise your footnote as appropriate, to include the disclosure requirements in ASC 450-20-50 related to potential loss contingencies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameMark D. Ein                                  Sincerely,
Comapany NameCapitol Investment Corp. V
                                                               Division of
Corporation Finance
April 16, 2021 Page 4                                          Office of
Finance
FirstName LastName